ACME ELECTRIC CORPORATION
INTERIM REPORT 1
13 WEEKS ENDED SEPTEMBER 27, 1996


To Our Shareholders:


     The first quarter resulted in net income of $6,000 on sales of $23,223,000. This compares to net income of $333,000 on sales of $25,931,000 in the same quarter of last year. Profits were depressed due to continued losses in our Aerospace Division, lost production in our Power Distribution Products Division caused by Hurricane Fran, and a temporary lull in sales orders between major programs in our Electronics Division.

     The Electronics Division is gearing up for several new OEM programs scheduled to move into production shortly after the first of the year. However, the decline in sales on a few older programs caused reduced production output, resulting in the temporary layoff of 15% of the work force.

     This Division will be implementing the next phase of Demand Flow Technology (DFT) in January. Once complete, we will realize even greater product quality, significantly reduced production cycle times, and inventory levels far less than needed today.

     New orders remain strong at the Power Distribution Products Division due to our improved service levels from DFT initiatives. Expansion in Latin America continues with thirty-two new distributors signed on and many new opportunities surfacing. The Division became ISO-9001 certified this past quarter and is well positioned for further growth.

     We have entered into an agreement to sell the assets of our Aerospace Division for approximately $6 million to Ultra Force Battery Company, Inc., a newly formed subsidiary of Battery Automated Transportation, Inc. The agreement also provides for the license of Acme's battery-related technologies for the electric vehicle and other commercial markets.
Subject to the satisfaction of certain contingencies, the closing is expected to occur within 90 days.




Robert J. McKenna
Chairman and CEO


November 8, 1996

ACME ELECTRIC CORPORATION
East Aurora, New York

The following tables set forth certain unaudited financial information for the thirteen-week periods ended September 27, 1996, and September 29, 1995 (in thousands, except for per share data):


                                                               BALANCE SHEET
                                                               -------------

                                     Sept. 27, 1996      Sept. 29, 1995     June 30, 1996
                                     --------------      --------------     -------------
Current Assets....................      $36,818             $41,437            $35,371
Fixed Assets and Other Net........       19,174              16,016             18,773
                                         ------              ------             ------
  Total...........................      $55,992             $57,553            $54,144
                                         ======              ======             ======

Current Liabilities...............      $14,787             $12,719            $13,014
Long-Term Debt....................       25,451              28,646             25,446
Shareholders' Equity..............       15,754              16,188             15,684
                                         ------              ------             ------
  Total...........................      $55,992             $57,553            $54,144
                                         ======              ======             ======

                                                     INCOME STATEMENT
                                                     ----------------

                                        13 Weeks            13 Weeks         Fiscal Year
                                         Ended               Ended              Ended
                                     Sept. 27, 1996      Sept. 29, 1995     June 30, 1996
                                     --------------      --------------     -------------
Net Sales.........................      $23,223             $25,931            $96,551
Net Income (Loss).................            6                 333               (280)
Net Income (Loss) Per Common Share         $.00                $.07              $(.06)
Weighted Number of Shares
  Outstanding Used to Compute
  Income (Loss) Per Common Share..    4,957,548           4,961,196          4,955,626


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